UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of July, 2004

                                   SPIRENT plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN


To:   Listing Applications
      UK Listing Authority
      Financial Services Authority
      25 The North Colonnade
      Canary Wharf
      London E14 5HS


      ALL FIGURES HAVE BEEN REVISED FOR THE 3:1 SHARE SPLIT ON 11 MAY 2000


Name of company:         SPIRENT PLC

Name of scheme:          SPIRENT EXECUTIVE SHARE OPTION SCHEME

Period of return:        From: 01 JANUARY 2004           To: 30 JUNE 2004

Number and class of
share(s) (amount of
Stock/debt security) not
issued under scheme at
end of the last period:            1,587,494 ORDINARY SHARES OF 3 1/3p EACH

Number of shares issued/
allotted under scheme
during period:                     25,380 ORDINARY SHARES

Balance under scheme not
yet issued/allotted at end
of period:                         4,562,114 ORDINARY SHARES

Number and class of share(s)
(amount of stock/debt              3,000,000 ORDINARY SHARES OF 3 1/3p EACH
securities) originally             DATED 29 SEPTEMBER 2000
listed and the date of             3,000,000 ORDINARY SHARES OF 3 1/3 p EACH
admission:                         DATED 28 MAY 2004


Please confirm total number of
shares in issue at the end of the
period in order for us to update
our records                        953,681,257


Contact for queries:                       Address:    Spirent plc
Name: Michael Anscombe                                 Spirent House
Telephone: 01293 767676                                Crawley Business Quarter
                                                       RH10 9QL

Person making return

Name: Michael Anscombe
Position: Assistant Company Secretary
Signature:


SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN


To:   Listing Applications
      UK Listing Authority
      Financial Services Authority
      25 The North Colonnade
      Canary Wharf
      London E14 5HS



Name of company:         SPIRENT PLC

Name of scheme:          U.S. EMPLOYEE STOCK PURCHASE PLAN

Period of return:        From: 01 JANUARY 2004              To: 30 JUNE 2004

Number and class of share(s)
(amount of  Stock/debt
security) not issued under
scheme at end of the
last period:                       4,955,036 ORDINARY SHARES OF 3 1/3p EACH

Number of shares issued/
allotted under scheme
during period:                     2,969,272 ORDINARY SHARES

Balance under scheme not
yet issued/allotted at
end of period:                     1,985,764 ORDINARY SHARES

Number and class of share(s)
(amount of stock/debt              435,000 ORDINARY SHARES OF 3 1/3p EACH
securities) originally             ADMITTED 5 JUNE 2001
listed and the date of
admission:                         3,500,000 ORDINARY SHARES OF 3 1/3p EACH
                                   ADMITTED 1 NOVEMBER 2001

                                   7,000,000 ORDINARY SHARES OF 3 1/3p EACH
                                   ADMITTED 18 NOVEMBER 2002

Please confirm total number of
shares in issue at the end of the
period in order for us to update
our records                        953,681,257



Contact for queries:                       Address:    Spirent plc
Name: Michael Anscombe                                 Spirent House
Telephone: 01293 767676                                Crawley Business Quarter
                                                       RH10 9QL

Person making return

Name: Michael Anscombe
Position: Assistant Company Secretary
Signature:


SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN


To:   Listing Applications
      UK Listing Authority
      Financial Services Authority
      25 The North Colonnade
      Canary Wharf
      London E14 5HS


Name of company:         SPIRENT PLC

Name of scheme:          GLOBAL ALL EMPLOYEE SHARE PURCHASE PLAN

Period of return:        From: 01 JANUARY 2004              To: 30 JUNE 2004

Number and class of share(s)
(amount of  Stock/debt
security) not issued under
scheme at end of the
last period:                       700,052 ORDINARY SHARES OF 3 1/3p EACH

Number of shares issued/
allotted under scheme              368,008 ORDINARY SHARES
during period:

Balance under scheme not
yet issued/allotted at end
of period:                         332,044 ORDINARY SHARES

Number and class of share(s)
(amount of stock/debt
securities) originally
listed and the date of             1,000,000 ORDINARY SHARES OF 3 1/3p EACH
admission:                         DATED 18 NOVEMBER 2002


Please confirm total number of
shares in issue at the end of the
period in order for us to update
our records                        953,681,257


Contact for queries:                       Address:    Spirent plc
Name: Michael Anscombe                                 Spirent House
Telephone: 01293 767676                                Crawley Business Quarter
                                                       RH10 9QL

Person making return

Name: Michael Anscombe
Position: Assistant Company Secretary
Signature:


SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN


To:   Listing Applications
      UK Listing Authority
      Financial Services Authority
      25 The North Colonnade
      Canary Wharf
      London E14 5HS


      ALL FIGURES HAVE BEEN REVISED FOR THE 3:1 SHARE SPLIT ON 11 MAY 2000


Name of company:         SPIRENT PLC

Name of scheme:          NETCOM AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:        From: 01 JANUARY 2004           To: 30 JUNE 2004

Number and class of share(s)
(amount of  Stock/debt             6,276,684 ORDINARY SHARES OF 3 1/3p EACH
security) not issued
under scheme at end of
the last period:

Number of shares issued/
allotted under scheme
during period:                     290,171 ORDINARY SHARES

Balance under scheme not
yet issued/allotted at end         5,986,513 ORDINARY SHARES
of period:

Number and class of share(s)
(amount of stock/debt              3,291,399 ORDINARY SHARES OF 3 1/3p EACH
securities) originally             DATED 03/09/1999
listed and the date of
admission:                         1,739,130 ORDINARY SHARES OF 3 1/3p EACH
                                   DATED 8 JULY 2002

                                   6,722,689 ORDINARY SHARES OF 3 1/3p EACH
                                   DATED 8 OCTOBER 2002


Please confirm total number of
shares in issue at the end of the
period in order for us to update
our records                        953,681,257


Contact for queries:                       Address:    Spirent plc
Name: Michael Anscombe                                 Spirent House
Telephone: 01293 767676                                Crawley Business Quarter
                                                       RH10 9QL

Person making return

Name: Michael Anscombe
Position: Assistant Company Secretary
Signature:


SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN


To:   Listing Applications
      UK Listing Authority
      Financial Services Authority
      25 The North Colonnade
      Canary Wharf
      London E14 5HS


Name of company:         SPIRENT PLC

Name of scheme:          ZARAK AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:        From: 01 JANUARY 2004           To: 30 JUNE 2004

Number and class of share(s)
(amount of  Stock/debt             2,690,996 ORDINARY SHARES OF 3 1/3p EACH
security) not issued
under scheme at end of
the last period:

Number of shares issued/
allotted under scheme
during                             0 ORDINARY SHARES
period:

Balance under scheme not yet
issued/allotted at end             2,690,996  ORDINARY SHARES
of period:

Number and class of share(s)
(amount of stock/debt              3,895,474 ORDINARY SHARES OF 3 1/3p EACH
securities) originally             DATED 14 NOVEMBER 2000
listed and the date of
admission:

Please confirm total number of
shares in issue at the end of the
period in order for us to update
our records                        953,681,257


Contact for queries:                       Address:    Spirent plc
Name: Michael Anscombe                                 Spirent House
Telephone: 01293 767676                                Crawley Business Quarter
                                                       RH10 9QL

Person making return

Name: Michael Anscombe
Position: Assistant Company Secretary
Signature:


SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN


To:   Listing Applications
      UK Listing Authority
      Financial Services Authority
      25 The North Colonnade
      Canary Wharf
      London E14 5HS



Name of company:         SPIRENT PLC

Name of scheme:          SPIRENT SAVINGS RELATED SHARE OPTION SCHEME

Period of return:        From: 01 JANUARY 2004           To: 30 JUNE 2004

Number and class of share(s)
(amount of  Stock/debt             198,935 ORDINARY SHARES OF 3 1/3p EACH
security) not issued
under scheme at end of
the last period:

Number of shares issued/
allotted under scheme
during period:                     12,580 ORDINARY SHARES

Balance under scheme not yet
issued/allotted at end             186,355 ORDINARY SHARES
of period:

Number and class of share(s)
(amount of stock/debt              200,000 ORDINARY SHARES OF 3 1/3p EACH
securities) originally             DATED 31 DECEMBER 2003
listed and the date of
admission:


Please confirm total number of
shares in issue at the end of the
period in order for us to update
our records                        953,681,257


Contact for queries:                       Address:    Spirent plc
Name: Michael Anscombe                                 Spirent House
Telephone: 01293 767676                                Crawley Business Quarter
                                                       RH10 9QL

Person making return

Name: Michael Anscombe
Position: Assistant Company Secretary
Signature:


SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN


To:   Listing Applications
      UK Listing Authority
      Financial Services Authority
      25 The North Colonnade
      Canary Wharf
      London E14 5HS


Name of company:         SPIRENT PLC

Name of scheme:          SPIRENT STOCK INCENTIVE PLAN
                         (FORMERLY KNOWN AS SPIRENT STOCK OPTION PLAN)

Period of return:        From: 01 JANUARY 2004           To: 30 JUNE 2004

Number and class of share(s)
(amount of  Stock/debt           7,013,601 ORDINARY SHARES OF 3 1/3p EACH
security) not issued under
scheme at end of the last
period:

Number of shares issued/
allotted under scheme
during period:                     1,380,667 ORDINARY SHARES

Balance under scheme not yet
issued/allotted at end             5,632,934 ORDINARY SHARES
of period:

Number and class of share(s)
(amount of stock/debt              3,720,930 ORDINARY SHARES OF 3 1/3p EACH
securities) originally             DATED 1 OCTOBER 2003
listed and the date of
admission:                         3,703,703 ORDINARY SHARES OF 3 1/3p EACH
                                   DATED 2 OCTOBER 2003

Please confirm total number of
shares in issue at the end of the
period in order for us to update
our records                        953,681,257


Contact for queries:                       Address:    Spirent plc
Name: Michael Anscombe                                 Spirent House
Telephone: 01293 767676                                Crawley Business Quarter
                                                       RH10 9QL

Person making return

Name: Michael Anscombe
Position: Assistant Company Secretary
Signature:


SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN


To:   Listing Applications
      UK Listing Authority
      Financial Services Authority
      25 The North Colonnade
      Canary Wharf
      London E14 5HS


Name of company:         SPIRENT PLC

Name of scheme:          CAW AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:        From: 01 JANUARY 2004           To: 30 JUNE 2004

Number and class of share(s)
(amount of  Stock/debt
security) not issued
under scheme at end of
the last period:                   1,180,631 ORDINARY SHARES OF 3 1/3p EACH

Number of shares issued/
allotted under scheme
during
period:                            251,024 ORDINARY SHARES

Balance under scheme not yet
issued/allotted at end
of period:                         929,607 ORDINARY SHARES

Number and class of share(s)
(amount of stock/debt              1,300,000 ORDINARY SHARES OF 3 1/3p EACH
securities) originally             DATED 15 AUGUST 2002
listed and the date of
admission:                         115,394 ORDINARY SHARES OF 3 1/3p EACH
                                   DATED 28 AUGUST 2002



Please confirm total number of
shares in issue at the end of the
period in order for us to update
our records                        953,681,257


Contact for queries:                       Address:    Spirent plc
Name: Michael Anscombe                                 Spirent House
Telephone: 01293 767676                                Crawley Business Quarter
                                                       RH10 9QL

Person making return

Name: Michael Anscombe
Position: Assistant Company Secretary
Signature:

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 6 July 2004                           By   ____/s/ Luke Thomas____

                                                    (Signature)*